FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 000-13345

CALEDONIA MINING CORPORATION
(Translation of registrant’s name into English)

Suite 1000
36 Toronto Street
Toronto, ON, M5C 2C5
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation (Registrant) By: /s/ Steve Curtis Name: Steve Curtis Title: VP Finance, CEO, Director

Dated: December 4, 2014

Exhibit Index

Exhibit	Description

99.1	Certificate of Qualified Person for Technical Report dated December 1, 2014 -- Uwe Engelmann

99.2	Certificate of Qualified Person for Technical Report dated December 1, 2014 -- Daniel van Heerden

99.3	Certificate of Qualified Person for Technical Report dated December 1, 2014 --Dario Clemente

99.4	Certificate of Qualified Person for Technical Report dated December 1, 2014 -- N J Odendaal

99.5	Certificate of Qualified Person for Technical Report dated December 1, 2014 -- Jaco Burger

99.6	Consent for “Preliminary Economic Assessment of Blanket Mine, Zimbabwe” dated December 1, 2014 -- N J Odendaal

99.7	Consent for Technical Report dated December 1, 2014 -- N J Odendaal

99.8	Consent for “Preliminary Economic Assessment of Blanket Mine, Zimbabwe” dated December 1, 2014 -- Daniel van Heerden

99.9	Consent for Technical Report dated December 1, 2014 -- Daniel van Heerden

99.10	Consent for “Preliminary Economic Assessment of Blanket Mine, Zimbabwe” dated December 1, 2014 -- Dario Clemente

99.11	Consent for Technical Report dated December 1, 2014 -- Dario Clemente

99.12	Consent for “Preliminary Economic Assessment of Blanket Mine, Zimbabwe” dated December 1, 2014 -- Uwe Engelmann

99.13	Consent for Technical Report dated December 1, 2014 -- Uwe Engelmann